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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2014** (MM/DD/YY) AND ENDING **December 31, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York (City) **New York** (State) **10105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew C. McGinnity **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
AllianceBernstein Investments, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2014

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	74,165
Segregated cash		61,277
Receivables:		
Brokers and dealers		131,783
Fees from AllianceBernstein Mutual Funds		16,120
Due from affiliates		1
Deferred sales commissions, net		81,016
Deferred taxes		7,060
Other assets		750
Total assets	$	372,172

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
AllianceBernstein Mutual Funds	$	141,133
Brokers and dealers		75,340
Accounts payable and accrued expenses		19,281
Due to affiliates		6,085
		241,839
Subordinated notes payable to AllianceBernstein Corporation of Delaware		37,000
Commitments and contingencies *(See Note 5)*		
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		62,639
Retained earnings		30,694
Total stockholder's equity		93,333
Total liabilities and stockholder's equity	$	372,172

The accompanying notes are an integral part of this financial statement.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AB"), which is majority owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AB ("AB Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent Events

We evaluated subsequent events through February 27, 2015, the date the financial statement was available to be issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2014 include $72.5 million invested in two third-party money market funds that are both registered under the Investment Company Act of 1940.

Segregated Cash

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles. As of December 31, 2014, $61.3 million of cash was segregated in these bank accounts.

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AB sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund shares, the periods of time during which deferred sales commissions generally are recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Since January 31, 2009, U.S. mutual funds have not offered back-end load shares to new investors. However, our non-U.S. funds continue to offer back-end load shares.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds the undiscounted net cash flows to be generated from the deferred sales commission asset, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Loss Contingencies

With respect to all significant litigation matters, AB and the Company consider the likelihood of a negative outcome. If AB or the Company determine the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AB Mutual Funds are generally realized within three business days from trade-date, in conjunction with the settlement of the related payables to AB Mutual Funds for share purchases.

Long-term Incentive Compensation Plans

Employees of the Company are eligible to participate in several AB unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

Awards granted in December 2014 allowed participants to allocate their awards between restricted

AllianceBernstein Holding Units ("AB Holding Units") and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award. For 2014, participants made their elections prior to December 12, 2014, the date on which the awards were granted and were valued using the closing price of an AB Holding Unit on that day. For the 2014 awards:

- AB engaged in open-market purchases of AB Holding Units, or purchased newly-issued AB Holding Units from AllianceBernstein Holding L.P., that were awarded to participants and held them in a consolidated rabbi trust.
- Quarterly distributions on vested and unvested AB Holding Units are paid currently to participants, regardless of whether or not a long-term deferral election has been made.
- Interest on deferred cash is accrued monthly based on AB's monthly weighted average cost of funds.

For year-end long-term incentive compensation awards, employees who resign or are terminated without cause may retain their awards, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and claw-back for failing to follow existing risk management policies. Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements include a required service period. Regardless of whether or not the award agreement includes employee service requirements, AB Holding Units typically are distributed to employees ratably over four years, unless a long-term deferral election has been made.

In 1993, AB established the Century Club Plan, under which employees of AB whose primary responsibilities are to assist in the distribution of AB Mutual Funds and who meet certain sales targets, are eligible to receive an award of restricted AB Holding Units. Awards granted prior to December 2010 vested ratably over three years and subsequent awards vest ratably over four years. The service requirement for Century Club participants is similar to year-end long-term incentive compensation awards. There were no awards granted in 2014; the 2014 awards were deferred until 2015. Management has decided not to grant new awards under the Century Club Plan after December 2015.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

The effect of a tax position is recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. Accordingly, the Company has no liability for unrecognized tax benefits as of December 31, 2014.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of

December 31, 2014, the Company had a deferred tax asset primarily related to long-term incentive compensation of $7.1 million, and a deferred tax liability of $0.1 million. Management has determined that realization of the deferred tax asset is more likely than not based on anticipated future taxable income.

Under our deferred compensation plan, awards vest and are distributed over a four year period. Increases or decreases in share price over the life of the vesting period create tax windfalls and shortfalls, respectively, at the time of distribution. Under Accounting Standards Codification ("ASC") 740, *Income Taxes*, tax windfalls increase additional paid-in capital. This windfall pool is used to offset future shortfalls that may occur. If shortfalls are in excess of the windfall pool, the shortfalls increase deferred tax expense directly. Current year windfalls on distributions increased additional paid-in capital by $0.6 million.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2011.

The Internal Revenue Service ("IRS") has completed its examination of AB's subsidiaries' federal tax returns for 2011. The matter has been closed, and AB's tax return has been accepted as filed.

Subject to the results of any future examinations for the tax years 2011 and forward, there is the possibility that we may set up reserves, including accrued interest, over the next twelve months.

4. Deferred Sales Commission, Net

The amount recorded for the net deferred sales commission asset was $81.0 million as of December 31, 2014. Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares, net of CDSC received of $13.3 million, totaled approximately $56.7 million during 2014.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2014 was as follows (in thousands):

Carrying amount of deferred sales commission	$ 870,640
Less: Accumulated amortization	(549,807)
Cumulative CDSC received	(239,817)
Deferred sales commission, net	$ 81,016

Estimated future amortization expense related to the December 31, 2014 net asset balance, assuming no additional CDSC is received in future periods, is as follows (in thousands):

2015	$ 31,621
2016	22,804
2017	16,289
2018	9,833
2019	408
2020	61
	$ 81,016

5. Commitments and Contingencies

Legal Proceedings

AB and the Company are involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege substantial damages. Management, after consultation with legal counsel, currently believes that the outcome of any matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

6. Related Party Transactions

During 2014, AXA Advisors, LLC ("AXA Advisors"), a subsidiary of AXA Financial, distributes AB Mutual Funds for which it receives distribution payments. Included in due to affiliates, as of December 31, 2014, are distribution payments owed to AXA Advisors aggregating $0.9 million. Also, AXA Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to AXA Advisors' Financial Support Program. Due to affiliates includes $0.2 million relating to these services.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AB, in a qualified noncontributory defined benefit retirement plan maintained by AB. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. Service and compensation after December 31, 2008 are not taken into account in determining participants' retirement benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AB. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2014 were $0.6 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AB. Aggregate awards made to these plans by AB on behalf of employees of the Company for 2014 were $4.5 million.

During 2014, the Company granted to an employee 116,738 restricted AB Holding Units. This award was valued at $3.0 million.

Included in due to affiliates is $0.6 million for taxes paid by AllianceBernstein Corporation of Delaware on behalf of the Company.

The Company has a loan payable to AllianceBernstein Corporation of Delaware for $37.0 million at December 31, 2014 under a subordinated loan agreement. The agreement has been approved by FINRA and the loan is treated as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the

Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2014, the loan outstanding was to be charged interest at a fixed rate of 3% per annum. Interest payable on such loans as of December 31, 2014 was $0.1 million.

7. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets that are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

We invest excess cash in various money market funds ($72.5 million as of December 31, 2014) that are valued based on quoted prices in active markets; as such, these are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the year ended December 31, 2014.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, segregated cash, receivables from brokers and dealers, receivables from affiliates, other assets, due to affiliate, payable to brokers and dealers, accounts payable and subordinated notes payable.

8. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act. In 2011, pursuant to section (a)(1)(ii) of the Net Capital Rule, the Company has notified FINRA of its election not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i). As a result, the Company has elected to utilize the Alternative Standard under the Net Capital Rule. As such, the Company is subject to a net capital requirement of $250,000 as the Company is exempt from the

service requirements pursuant to Securities Exchange Rule 15c3-3(k)(2)(i), the Customer Protection Rule. As of December 31, 2014, the Company's net capital of $40.1 million was $39.8 million in excess of its required net capital of $0.3 million.